United States securities and exchange commission logo





                            January 4, 2022

       Steven Kobos
       President and Chief Executive Officer
       Excelerate Energy, Inc.
       2445 Technology Forest Blvd., Level 6
       The Woodlands, TX 77381

                                                        Re: Excelerate Energy,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
17, 2021
                                                            CIK No. 0001888447

       Dear Mr. Kobos:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       General

   1. We note your disclosure that each person buying shares of Class A common stock through the directed share
program will be subject to a 180-day lock-up period with respect to such shares. If a
significant block of shares will be allocated to the directed share program, please provide
related risk factor disclosure. In that regard, we note that your risk factor disclosure
under the caption "Sales of substantial amounts of our Class A common stock in the
public markets, or the perception that they might occur, could reduce the price that our
Class A common stock might otherwise attain and may dilute your voting power and your
ownership interest in us" does not appear to include the possible impact of shares that
may be issued through the directed share program.
 Steven Kobos
Excelerate Energy, Inc.
January 4, 2022
Page 2

        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Kobos
                                                            Division of
Corporation Finance
Comapany NameExcelerate Energy, Inc.
                                                            Office of Energy &
Transportation
January 4, 2022 Page 2
cc:       Hillary Holmes
FirstName LastName